SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number 001-14485

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Sudeste Cellular Holding Company
(Translation of Registrant's name into English)

Praia de Botafogo, 501, 7o andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A. CNPJ 02.558.129/0001-45 - NIRE 33.3.0026819-7 Public Company

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS OF TELE SUDESTE CELULAR PARTICIPAÇÕES S.A. HELD ON FEBRUARY 16, 2005.

1. DATE, TIME AND PLACE: On February 16, 2005, at 2:00 p.m., exceptionally at Av. Roque Petroni Júnior, 1464, 6th floor, Morumbi, São Paulo , SP, as per the ordinary meeting call notice in accordance with the bylaws.

2. CHAIR: Felix Pablo Ivorra Cano – Chairman; Evandro Luís Pippi Kruel - Secretary.

3. OPENING: The meeting was opened with the presence of the members of the Board of Directors who signed these minutes, there being a quorum in accordance with the Bylaws. The presence of the members of the Board of Auditors Messrs. Marcio Barbosa Lins, José Ricardo de Sousa Porpino and Milton Shigueo Takarada , and of the representative of the company´s independent audit firm, Deloitte Touche Tohmatsu, was also recorded to, jointly with the Board of Directors, address the issues described in 4.1 and 4.2.

4.   4.1. AGENDA AND RESOLUTIONS:

4.1. Approval of the Financial Statements, accompanied by the Independent Auditor´s Report, the Annual Management Report and the Profit Distribution Proposal for the fiscal year ended as at December 31, 2004: The members of the Board of Directors, after examining and discussing the Annual Management Report, the Financial Statements, accompanied by the Independent Auditors' Report, the Profit Distribution Proposal for fiscal year ended as at December 31, 2004, the Capital Budget and the Board of Auditors' Report, approved submission of these to the 2005 Ordinary General Meeting unanimously and without restrictions , in view of a favorable judgment thereon having been issued by the members of the Board of Auditors and the independent audit firm. We transcribe the contents of the Board of Auditors' Report below: "BOARD OF AUDITORS' REPORT. The undersigned members of the Board of Auditors of Tele Sudeste Celular Participações S.A., by the powers and authority vested in them by the law, as provided for in items II, III and VII, of article 163 of Law 6,404/76, have examined and analyzed the Annual Management Report, the Financial Statements, accompanied by the Independent Auditors' Report, the Profit Distribution Proposal for fiscal year ended as at December 31, 2004, and the Budget for Capital for fiscal 2005, and, taking into account the explanations given by Management and the report issued without restrictions by the Independent Audit Firm, Deloitte Touche Tohmatsu, on this date, unanimously held that the latter correctly reflect in all material respects the equity and financial positions of the Company and of its subsidiaries, and recommended they be approved at the Ordinary General Shareholders' Meeting to be called for this purpose in accordance with Corporation Law. São Paulo , February 16, 2005. Marcio Barbosa Lins, José Ricardo de Sousa Porpino e Milton Shigueo Takarada – Members of the Board of Auditors".

4.2. Budget for Capital for 2005, including capital funding requirements: submission of the Capital Budget of the Company (including of its subsidiary) for fiscal 2005 to the Ordinary General Meeting was approved, on the terms and conditions set forth in the proposal examined by the members of the Board of Directors. This Budget, which will serve a minimum and as a reference, may be reviewed at appropriate times during the course of the fiscal period according to Company's needs.

4.3. Approval of the absorption of tax claims as established in CVM Rule 371: in order to meet the requirement in CVM Rule 371/02, the Board of Directors unanimously approved the presentation, as to the Company´s expectations with respect to the generation of future taxable income, based on a technical feasibility study, that would allow for realization of deferred tax assets within a maximum period of ten years. This had already been analyzed by the members of the Board of Auditors at a meeting held on December 15, 2004.

4.4. Reverse Share Split : with a view to (i) lending greater visibility to share quotes representing the Company's share capital by adopting the trading of shares in single units; (ii) reducing operational costs and increasing the efficiency of the system for registering information regarding the shareholders; (iii) improving the efficiency of registers, controls and information disclosure systems; and (iv) diminishing the chances of error in information and communications to the Companies' shareholders, the Board approved the submission to the Company's shareholders of a proposal for the grouping of shares according to a ratio of five thousand (5,000) shares into one (1) share of the same class without any alteration in the share capital in reais.

4.5. Calendar of Company Events for the Closing of Fiscal 2005 – holding of OGM/EGMs: the calendar of company events for the closing of the 2005 fiscal year was approved.

4.6. Approval of the General Meeting Notice of Convocation: the terms of the notice of Convocation for ordinary and extraordinary general meetings were approved, and the board of executive officers is hereby authorized to take the necessary steps to carry out this resolution.

4.7. Election of the Executive Vice President for Finance, Planning and Control / Investor Relations Director: Mr . Arcádio Luís Martínez Garcia , Spanish, married, economist, registered with the National Register of Foreigners – RNE under No. V374049-9, enrolled with the Individual Taxpayers´ Register of the Finance Ministry (CPF/MF) under No. 058.876.937-11, resident and domiciled in the capital city of São Paulo, with business address at Av. Roque Petroni Júnior, 1464, Morumbi, São Paulo, SP was elected the Executive Vice President for Finance, Planning and Control , which he will hold jointly with the position of Investor Relations Director , as provided for in letter "g" of item III of article 23 of the Bylaws of the Company . The Director elected hereby will finish the current mandate, that is, up to the Ordinary General Meeting of 2006 and represents that he is not involved in any of the criminal offenses provided for in the law that would prevent him from exercising commercial activities, and that he is able to sign the statement required in CVM Rule 367/2002 and will undertake to submit said signed statement on signing his instrument of investiture. As a result of the appointment of Mr. Arcádio Luís Martinez García, Mr. Paulo Cesar Pereira Teixeira will no longer occupy the position of Executive Vice President for Finance, Planning and Control and Investor Relations Director, which he was temporarily holding .

4.8. CVM Rule 358/2002 - updating : with a view to complying with the provision in CVM Rule 358/2002, in substitution of the current holder of the position, the Executive Vice President for Finance, Planning and Control and Investor Relations Director, elected on this date, Mr. Arcádio Luís Martínez Garcia , identified above, was appointed the executive officer in charge of implementing and managing on the Relevant Act and Fact Disclosure Policy .

5 . CLOSING OF THE MEETING : There being no further business, the meeting was closed and these minutes prepared, which after being read and found in order, were signed by all the attending Board members and by the Secretary, and transcribed in the proper book of minutes.

Signatures: Felix Pablo Ivorra Cano – Chairman of the Meeting and Board of Directors; Fernando Xavier Ferreira; Eduardo Perestrelo Correia de Matos; Pedro Manuel Brandão Rodrigues; Carlos Manuel de L. e V. Cruz; Ernesto Lopez Mozo; Ignácio Aller Mallo; Zeinal Abedin Mohamed Bava; Shakhaf Wine and Luis Miguel Gilpérez López. Marcio Barbosa Lins, José Ricardo de Sousa Porpino and Milton Shigueo Takarada – Members of the Board of Auditors. Evandro Luís Pippi Kruel – Secretary.

I certify that this is a true copy of the minutes registered in the Book of Minutes of Board of Director Meetings of this Company.

Evandro Luís Pippi Kruel
Secretary – Brazilian Bar Association/Rio Grande do Sul Chapter (OAB/RS) No. 18780.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2005

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.